Exhibit (a)(30)

P.O. Box 370050, Milwaukee, WI 53237-1150 www.midwestmiles.com 888-359-6663

April 25, 2007

Sample A. Sample

ABC Company

555 Elm Street

Suite 123

Anywhere, TX 00000

Dear Ms. Sample:

As an Executive member, you are one of our most valued customers and we want to assure you that we appreciate your loyalty to Midwest. We are continually upgrading service, routes, schedules and aircraft to better meet your travel needs.

In recent months, you’ve likely heard about AirTran Holdings’ attempted takeover of Midwest and I wanted to give you a personal update. On April 12, the Midwest Air Group Board of Directors unanimously recommended that Midwest shareholders reject AirTran’s revised offer and not tender their shares to AirTran. After considerable discussion with legal and financial advisors, the board determined that AirTran’s offer does not reflect the long-term value of Midwest’s strategic plan, including its strong market position and future growth prospects. The board believes that Midwest’s future holds great promise and that the best interests of all stakeholders – including customers like you – lies in Midwest continuing to execute its plan. More detail regarding the board’s recommendation is available on our Web site at midwestairlines.com.

Many of our customers have asked us what they can do to show their support. We ask that you visit savethecookie.com – a Web site that permits visitors to sign a petition, send a message, and forward the site to family and friends. And by all means, please continue to buy tickets on our airline. That is the strongest way to voice your opinion.

Thank you for being our customer and our friend.

Sincerely,

Timothy E. Hoeksema

Chairman, President and Chief Executive Officer

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information.